Putnam Investments
One Post Office Square
Boston, MA 02109
March 8, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn

Re:	Comments on Post-Effective Amendment No. 156 to the Registration Statement on Form
N-1A (File No. 811-07237), filed with the Securities and Exchange Commission (the
“Commission”) on December 10, 2015 (the “Amendment”), of Putnam Investment Funds, with respect to its series, Putnam Government Money Market Fund (the “Fund”)

Dear Ms. Hahn:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the Commission (the “Commission Staff”) on January 21, 2016 regarding the Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Fund.

1. Comment: As a result of amendments to Rule 2a-7 under the Investment Company Act of 1940, as amended, new disclosures may be required for money market funds after April 14, 2016. Please confirm that any new disclosures required by Rule 2a-7 will be added to the Fund’s prospectus, as applicable.

Response: We will revise the Fund’s prospectus to include the disclosures required by Rule 2a-7, as applicable, in accordance with relevant compliance dates.

2. Comment: In the “Fees and expenses” section of the summary portion of the prospectus, the footnote to the fee and expense table explains the methodology for determining the rate of the Class B share deferred sales charge. Please also include a description of the Class A, C and T deferred sales charge, or supplementally, explain why a description is not necessary.

Response: We do not believe that additional information with respect to the Class A, C and T shares deferred sales charge is necessary. The rate of the Class A, C and T shares deferred sales charge does not decrease over time in the same manner as the CDSC for Class B shares. The deferred sales charge for Class A, T and Class C shares is 1.00% if shares are sold within nine months (for Class A and Class T shares) or one year (for Class C shares). The rate of the Class B deferred sales charge declines incrementally over time based on the time between the original purchase of Class B shares from another Putnam fund and the date of redemption of the shares from the Fund, as disclosed in the footnote.

3. Comment: In the Example, as a new fund, the Fund is only required to present hypothetical examples for 1-year and 3-year periods.

Response: The Fund will revise the Example table to present hypothetical examples only for 1-year and 3-year periods.

4. Comment: The Example table does not, for the Fund’s Class A, C and T shares, include the hypothetical expenses borne by a shareholder assuming that the shareholder redeemed Class A, C and T shares at the end of each of the 1- and 3- year periods, as required by Item 3 of Form N-1A. The Example table does include two lines for Class B shares, one assuming the shares are held and one assuming that the shareholder redeemed the Class B shares at the end of the relevant period. Please add the line items for Class A, C and T shares, or supplementally, explain why they are not necessary.

Response: We do not believe that including the hypothetical expenses borne by a shareholder of Class A, C or T shares assuming that the shareholder redeemed Class A, C or T shares at the end of the 1- and 3- year periods is necessary, as the numbers would be identical to the numbers assuming no redemption. Class A and T shares may only be charged a deferred sales charge if they were obtained by exchanging shares from another Putnam fund that were originally purchased without an initial sales charge, and if the shares are redeemed within 9 months of original purchase. Class C shares are only charged a deferred sales charge if sold within 1 year of purchase. Accordingly, no Class A, C or T shares would be charged a sales charge if redeemed at the end of the 1-year or 3-year periods.

5. Comment: Because the Fund uses the term “government” in its name, please disclose in the “Investments, risks, and performance” section that the Fund has a policy requiring that under normal circumstances the Fund will invest at least 80% of its net assets in U.S. government securities.

Response: The Fund will include the following disclosure in its forthcoming 485(b) filing: “Under normal circumstances, we invest at least 80% of the fund’s net assets in U.S. government securities and repurchase agreements collateralized by U.S. government securities. This policy may be changed only after 60 days’ notice to shareholders.”

6. Comment: In the paragraph “Investments” in the section “Investments, risks, and performance,” and in the section “What are the fund’s main investment strategies and related risks?” please include the word “fully” when discussing repurchase agreements collateralized by U.S. government securities.

Response: The Fund will revise the prospectus accordingly.

7. Comment: In the paragraph “Investments” in the section “Investments, risks, and performance” please provide an explanation of “when-issued” and “delayed delivery” securities in plain English.

Response: In the paragraph “Investments” in the section “Investments, risks, and performance,” we have revised the third sentence (marked to show changes) to read as follows: The U.S. Government securities in which we invest may also include variable and floating rate instruments and when-issued and delayed delivery securities (i.e., payment or delivery of the securities occurs at a future date for a predetermined price).

We have also added the following language to the section “What are the fund’s main investment strategies and related risks?”

WHEN-ISSUED AND DELAYED DELIVERY SECURITIES RISK. The fund may purchase or sell a security at a future date for a predetermined price. The market value of the securities may change before delivery.

8. Comment: In the paragraph “Risks” in the section “Investments, risks, and performance” please include the disclosure required by amended Item 4(b)(1)(iii) of Form N-1A.

Response: The Fund will revise the prospectus accordingly.

9. Comment: In the section “Your fund’s management,” consider defining Putnam Investment Management, LLC as “Putnam Management.”

Response: We do not believe that it is necessary to define Putnam Investment Management, LLC as “Putnam Management” in this section, as it is defined in the “Who oversees and manages the fund?” section at the first use of “Putnam Management” in the statutory prospectus. Because “Putnam Management” is not used elsewhere in the Fund’s summary prospectus, we prefer not to define Putnam Investment Management, LLC earlier in the document.

10. Comment: In the section “Your fund’s management,” consider changing the subsection heading to “Investment advisor” to “Investment manager” as the latter phrase is used elsewhere in the prospectus.

Response: We respectfully decline to make the requested change. We do not believe that it is necessary to change the terminology in this section, as we believe that both “investment advisor” and “investment manager” are understood by shareholders and the use of both titles in the prospectus is not misleading to shareholders.

11. Comment: In the section “Financial intermediary compensation” consider changing the term “advisor” to “financial intermediary.”

Response: We respectfully decline to make the requested change. We do not believe that it is necessary to change the terminology in this section, as we believe that the term “advisor” is clearly referring to a financial advisor in this context, and the use of the term is not misleading to shareholders.

12. Comment: In the paragraph “Prepayment risk” in the section “What are the fund’s main investment strategies and related risks,” the disclosure refers to asset-backed investments. If investments in asset-backed securities are a primary strategy of the fund, please include disclosure to this effect in the summary section of the prospectus.

Response: Investments in asset-backed securities are not expected to be a primary strategy of the Fund. Accordingly, we will remove the reference to asset-backed investments from the “Prepayment risk” paragraph.

13. Comment: Please confirm whether Putnam Investment Management, LLC is permitted to recoup any fees waived in connection with the disclosure in the “The fund’s investment manager” section. If recoupment is permitted, please disclose.

Response: Putnam Investment Management, LLC is not permitted to recoup expenses waived in connection with the potential voluntary waiver of fees or reimbursement of certain fund expenses described in the section “The fund’s investment manager.”

14. Comment: In the last paragraph of the “The fund’s investment manager” section, please confirm that the phrase “this arrangement” refers to the sub-management contract with Putnam Investments Limited. If so, please combine the paragraph with the previous paragraph.

Response: The phrase “this arrangement” does refer to the sub-management contract with Putnam Investments Limited. The Fund will revise the prospectus as requested.

15. Comment: In “How does the fund price its shares?” please clarify that “the close of regular trading on the NYSE” is generally 4pm Eastern Time.

Response: Putnam has undertaken a review of this disclosure on a complex-wide basis, and is examining this disclosure in connection with the Putnam funds’ pricing policies and procedures. The disclosure will be updated (by a supplement filed pursuant to Rule 497, as necessary) in the event any action is taken with respect to the disclosure, including any changes to the pricing policies and procedures that are approved by the Fund’s Board of Trustees.

16. Comment: In the section “Which class of shares is best for me?” please clarify the following points:

a. The disclosure states that the prospectus offers a choice of six classes, but only five retail share classes are listed.

Response: The Fund will revise the prospectus to state that the prospectus offers a choice of “five classes of fund shares: A, B (only in exchange for class B shares of another Putnam fund), C, M and T.”

b. The disclosure states that Class B shares may be obtained only by exchange from another Putnam fund. Please clarify which other share classes may be obtained by exchange from other Putnam funds.

Response: As disclosed in the prospectus and statement of additional information, shares of the Fund may be obtained through exchange from other Putnam funds. The noted prospectus disclosure regarding Class B shares is intended to inform prospective shareholders that Class B shares cannot be purchased directly, and may only be obtained by exchange from another Putnam fund. We believe that the disclosure with respect to exchanges in the prospectus and statement of additional information provide sufficient clarity to shareholders as to the ability to obtain shares through exchange from other Putnam mutual funds.

c. Disclosure discussing exchanges refers only to exchanges involving the same share class (for example, exchanging Class A shares of one Putnam fund for Class A shares of another Putnam fund). Are there restrictions on what share classes are available to a shareholder when they wish to exchange their shares for another Putnam fund? If so, disclose these restrictions.

Response: Shares from each share class may generally be exchanged for shares of the same share class of another Putnam fund, except as disclosed in the prospectus. For example, as disclosed in the prospectus, Class T shares may be exchanged for Class A shares of any other fund that offers Class A shares. We believe that the prospectus disclosure, along with disclosure in the Statement of Additional Information in the section “Exchange Privilege” clearly explain the circumstances under which shares may be obtained by exchange from another Putnam fund.

d. In the discussion under “Class M and Class R shares only” the second paragraph refers only to Class M shares. Please revise the disclosure to discuss both Class M and Class R shares, or, supplementally, please confirm that the disclosure applies only to Class M shares.

Response: We confirm that the second paragraph under “Class M and Class R shares only” applies only to Class M shares, as Class M shares of other Putnam funds may have an initial sales charge, while Class R shares never have an initial sales charge.

17. Comment: With respect to the section “How do I sell or exchange fund shares?” please supplementally confirm that all redemptions will be paid in cash. Page I-5 of the statement of additional information indicates that the Fund may be pay redemption requests in a form other than cash.

Response: We confirm that, in the ordinary course, the Fund will pay redemptions in cash.

18. Comment: In the section “Distribution plans and payments to dealers” please identify Putnam Retail Management’s relationship to the Fund.

Response: We respectfully decline to make the requested change. We will identify Putnam Retail Management as the principal underwriter of the fund in the Statement of Additional Information in response to your comment 20 below.

Statement of Additional Information

19. Comment: Please clarify the phrase “Putnam funds” and explain what subset of funds fall under that umbrella.

Response: The Fund will revise the Statement of Additional Information accordingly.

20. Comment: In the sub-section “Management fees” under the heading “Charges and Expenses,” please identify Putnam Retail Management’s relationship to the Fund.

Response: The Fund will revise the Statement of Additional Information accordingly.

21. Comment: In Part II of the Statement of Additional Information, update as necessary to include the Fund wherever relevant. For example, on page II-98 you reference Putnam Money Market Fund and Putnam Tax Exempt Money Market Fund, and should add the Fund as necessary.

Response: The Fund will revise the Statement of Additional Information accordingly.

Putnam Investment Funds, with respect to the Amendment, further acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the Amendment; (ii) Commission Staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Fund may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Consistent with the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Fund.

I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin E. Robinson

Caitlin E. Robinson
Associate Counsel
Putnam Investments

cc:	James E. Thomas, Esq., Ropes & Gray LLP

Peter T. Fariel, Putnam Investments